July 24, 2009

Mr. Larry Spirgel

Assistant Director

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	FiberNet Telecom Group, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 17, 2009 File No. 000-24661

Dear Mr. Spirgel:

On behalf of FiberNet Telecom Group, Inc. (the “Company” or “FiberNet”), please find below FiberNet’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 7, 2009 regarding FiberNet’s Preliminary Proxy Statement on Schedule 14A filed on June 17, 2009 (the “Preliminary Proxy Statement”). The Company is concurrently filing a revised Preliminary Proxy Statement that incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Defined terms used herein without definition have the meanings ascribed to them in the Preliminary Proxy Statement, as revised.

To facilitate the Staff’s review, in addition to filing this response letter and the revised Preliminary Proxy Statement electronically, we have sent to your attention five courtesy copies of this letter and the revised Preliminary Proxy Statement (which is also attached to this letter as Exhibit A) marked to show changes from the draft filed on June 17, 2009.

Summary Term Sheet, page 1

The Merger Agreement, page 1

1.	Comment: So that shareholders may know the total amount of the merger consideration, when disclosing the consideration of $11.45 per share, please also disclose the aggregate dollar amount of the consideration paid.

Response: The Preliminary Proxy Statement has been revised to indicate that the aggregate dollar amount that Zayo Group is expected to pay upon closing of the merger is approximately $90.7 million.

Larry Spirgel U.S. Securities and Exchange Commission July 24, 2009 Page 2

Proposal #1: Proposal to Adopt the Merger Agreement, page 27

Background of the Merger, page 27

2.	Comment: In the first paragraph of this subsection, you state that FiberNet signed an engagement letter with Deutsche Bank Securities Inc. in April 2006 to serve as its financial advisor to assist in considering strategic alternatives. Please revise to clarify the circumstances leading to FiberNet’s decision to engage an advisory firm to explore strategic alternatives. For example, was the engagement initiated at the request of management or the board? Also, disclose the terms of Deutsche Bank’s engagement, including compensation.

Response: The Preliminary Proxy Statement has been revised to indicate that in late 2005 and early 2006, the board of directors of FiberNet (the “Board”) recognized the increased likelihood of consolidations and other strategic transactions in the telecommunications industry. The Board considered that FiberNet could be targeted for acquisition by another industry participant or, depending on circumstances, may have been interested in the acquisition of a competitor or other industry participant. As such, the Board concluded that it was in the best interest of FiberNet to engage a financial advisor to assess, on a continual basis, FiberNet’s position in the industry and advise the Board. Deutsche Bank had been the lead lender under FiberNet’s credit facility since 2000 and therefore was knowledgeable about FiberNet specifically and the telecommunications industry generally. The Board therefore determined to retain Deutsche Bank as FiberNet’s financial advisor in April 2006. This decision was not prompted by a specific transaction considered by or communicated to FiberNet.

The Preliminary Proxy Statement has further been revised to indicate that the April 2006 engagement letter with Deutsche Bank provides that Deutsche Bank will provide advisory and investment banking services to FiberNet with respect to possible acquisition and sale transactions including by identifying and evaluating candidates for a possible transaction. This engagement letter contemplates that Deutsche Bank will receive a fee for its service upon the consummation of a strategic transaction. The engagement letter further provides that the amount of Deutsche Bank’s fee is dependent on the aggregate consideration paid in any strategic transaction, which fee will be at least $1 million. Upon consummation of the merger with Zayo Group, Deutsche Bank will be entitled to a $1 million dollar fee pursuant to the terms of the Deutsche Bank engagement letter.

3.	Comment: Please revise to provide an expanded discussion of the degree to which FiberNet’s management and/or board of directors considered strategic alternatives presented by Deutsche Bank and why the alternatives were ultimately rejected. In this regard, we note that Deutsche Bank was hired in April 2006, yet initial discussions between FiberNet and Zayo Group were not held until almost three years later in March 2009.

Response: The Preliminary Proxy Statement has been revised to indicate that in late 2007, at the request of the Board, Deutsche Bank conducted an assessment of the telecommunications industry in connection with a contemplated sale of FiberNet’s colocation services assets. Deutsche Bank contacted six potential buyers. Because no potential buyer expressed serious interest in acquiring FiberNet’s colocation assets or submitted an adequate offer for such assets, discussions with these potential buyers did not proceed past the preliminary stage. Each of the potential buyers who was contacted by Deutsche Bank in 2007 was contacted again during the period of time between the signing of the merger agreement with Zayo Group on May 28, 2009 and June 17, 2009, during which time the Company was permitted, under the terms of the merger agreement with Zayo Group, to solicit potential third-party acquirors (the “Go-Shop Period”).

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In addition, in 2008, FiberNet had preliminary, informal discussions with RCN Corporation and another potential strategic acquiror regarding an acquisition of FiberNet. Discussions with these potential acquirors did not proceed past the preliminary phase and neither entity submitted a proposal to acquire FiberNet. RCN Corporation and the other strategic acquiror were also contacted during the Go-Shop Period.

Between early 2007 and early 2009, Jon A. DeLuca, our Chief Executive Officer, and Daniel Caruso, President and Chief Executive Officer of Zayo Group, had three or four informal conversations in which a possible acquisition of FiberNet by Zayo Group was briefly mentioned or discussed. These discussions did not include a discussion of price or any other substantive terms of a possible transaction and remained informal and infrequent until March 2009.

4.	Comment: Please revise to disclose the circumstances leading to the initial discussions between FiberNet and Zayo.

Response: The Preliminary Proxy Statement has been revised to indicate that discussions regarding a possible transaction between FiberNet and Zayo Group, which began in early 2007, remained informal and infrequent until March 2009. In March 2009, Zayo Group informed FiberNet that it was interested in acquiring FiberNet for a price in cash at or near the current trading price of FiberNet common stock. FiberNet responded by indicating to Zayo Group that it expected that Zayo Group would pay a premium above the trading price. FiberNet and Zayo Group had several discussions regarding price in late March and early April 2009. These discussions culminated in Zayo Group delivering its non-binding letter of interest on April 15, 2009 in which Zayo Group proposed to acquire FiberNet for an amount equaling $11.94 in cash for each fully-diluted share of FiberNet common stock, subject to, among other things, satisfactory completion of due diligence and resolution of matters related to FiberNet’s real property leases.

5.	Comment: Please expand your discussion to describe whether and how the material terms of the merger agreement changed throughout the course of negotiations. Provide more insight into the negotiations that led to the ultimate amount and form of merger consideration. In this regard, we note that you state in the second paragraph on page 30 that the purchase price was “reduced to $11.45 per share” on May 15, 2009. This is only one example of a material term.

Response: The Preliminary Proxy Statement has been revised to indicate that, on May 5, 2009, Zayo Group informed FiberNet that the price to be offered in the merger had been reduced to $11.88 per share based on Zayo Group’s review of FiberNet’s previously announced share repurchase program and real property leases. On May 8, 2009, Zayo Group informed FiberNet that the price offered had been further reduced to $11.51 per share based on Zayo Group’s continued review of FiberNet’s real property leases and its assessment of FiberNet’s necessary post-closing capital expenditures and financial advisory expenses. On May 18, 2009, Zayo Group informed FiberNet that additional review of FiberNet’s real property leases necessitated a further reduction of the purchase price to a range between $11.04 to $11.41 per share of common stock. After negotiations, and subject to approval of the Board, the parties agreed on a purchase price of $11.45 per share.

6.	Comment: In the third paragraph on page 28, you state that the board concluded that it was in the best interest of FiberNet and its stockholders to proceed with discussions with Zayo on an exclusive basis. Further, we note that this exclusivity arrangement was extended by the board on May 13, 2009. Please revise to provide more analysis as to the reasons why the board concluded that entering into an exclusivity arrangement with Zayo to the exclusion of other potential acquirors was in the best interest of stockholders. Also, revise to disclose the terms of the original exclusivity arrangement, as well as the terms of the extension.

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Response: The Preliminary Proxy Statement has been revised to indicate that the non-binding letter of interest delivered by Zayo Group on April 15, 2009 provided that Zayo Group was only willing to proceed with discussions with FiberNet regarding a possible strategic transaction on an exclusive basis. In addition, the Board considered that, despite discussions between Deutsche Bank or FiberNet on the one hand and other potential acquirors on the other, during the years and months preceding the execution of exclusivity arrangements with Zayo Group, no other entity had submitted an adequate proposal with respect to, or otherwise indicated any meaningful interest in, a strategic transaction with FiberNet. Accordingly, the Board determined that it was in the best interest of FiberNet and its stockholders to proceed with discussions with Zayo Group on an exclusive basis. On April 17, 2009, FiberNet and Zayo Group entered into an exclusivity agreement providing that FiberNet and its representatives would not, directly or indirectly, (a) solicit or encourage any inquiries, discussions or proposals regarding, (b) continue, propose or enter into negotiations or discussions with respect to, (c) provide non-public information relating to or in connection with, or (d) authorize, recommend, propose or enter into any confidentiality agreement, term sheet, letter of intent, purchase agreement or any other agreement, arrangement or understanding regarding an acquisition of all or part of, an investment in, or a business combination or consolidation or the formation of a partnership or joint venture with, or the issuance of equity securities representing more than 20% of the outstanding equity securities of FiberNet or any of its affiliates. The exclusivity period under the April 17, 2009 agreement was to expire on May 12, 2009. On May 13, 2009 and again on May 22, 2009, FiberNet and Zayo Group entered into an amended and restated exclusivity agreement which ultimately extended the period of exclusivity to May 26, 2009. No other substantive provision from the April 17, 2009 exclusivity agreement was changed.

The Preliminary Proxy Statement has been revised to indicate that, in making each of the decisions to extend the period of exclusivity, FiberNet considered the fact that it had expended substantial time and effort in its negotiations with Zayo Group and that those negotiations were proceeding towards a prompt execution of a definitive agreement which FiberNet considered to be in the best interest of the Company and its stockholders. In each case, Zayo Group required an extension of its exclusivity with FiberNet in order to continue negotiations of the merger agreement. In making the determination to extend exclusivity on May 22, 2009, FiberNet considered that the inquiry from RCN Corporation regarding a strategic transaction was preliminary and uncertain in nature. FiberNet concluded that the transaction with Zayo Group could be at risk if the exclusivity period was not extended. FiberNet also considered that the draft merger agreement contemplated a Go-Shop Period during which the Company would solicit other potential acquirors, including RCN Corporation. Given these considerations, FiberNet concluded that it was in the best interest of the Company and its stockholders to extend the period of exclusivity with Zayo Group.

7.	Comment: When discussing the meetings held between FiberNet and Zayo, please disclose the names and titles of the key individuals that were involved in such negotiations.

Response: The Preliminary Proxy Statement has been revised to indicate that Jon A. DeLuca, FiberNet’s President and Chief Executive Officer, and Michael S. Hubner, FiberNet’s Senior Vice President and General Counsel generally represented FiberNet at meetings and during teleconferences with Zayo Group. Michael Liss, a director, generally participated in discussions regarding price and Charles S. Wiesenhart Jr., FiberNet’s Vice President—Finance and Chief Financial Officer participated in discussions regarding due diligence. Zayo Group was represented by Daniel Caruso, President and Chief Executive Officer, John Scarano, Chief Operating Officer, Ken desGarennes, Chief Financial Officer, and Scott Beer, General Counsel, at meetings and during teleconferences with FiberNet.

8.

Comment: In the penultimate paragraph of this subsection on page 31, you state that four potential acquirors ultimately executed confidentiality agreements with FiberNet. While we note that one potential

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acquiror, RCN Corporation, submitted a non-binding proposal to acquire FiberNet for $12.50 per share, please revise to disclose what happened with the other three potential acquirors. For example, did any of these other potential acquirors submit non-binding proposals?

Response: The Preliminary Proxy Statement has been revised to indicate that, other than RCN Corporation, each of the potential acquirors contacted during the Go-Shop Period ultimately informed FiberNet prior to the end of the Go-Shop Period that it was not interested in pursuing a transaction with FiberNet. RCN Corporation was the only potential acquiror who submitted a non-binding proposal regarding a strategic transaction with FiberNet.

9.	Comment: We note that on June 16, 2009, RCN Corporation submitted a non-binding proposal to acquire FiberNet for $12.50 per share. Please update your disclosure to account for recent developments. Your expanded disclosure should provide a thorough analysis of the board’ s conclusion regarding this potential “superior proposal” and the reasons underlying the board’s decision on June 16, 2009 to “reaffirm[] its recommendation in favor of the pending merger with Zayo Group, LLC,” as disclosed in the 8-K filed by FiberNet on June 18, 2009.

Response: The Preliminary Proxy Statement has been revised to indicate that RCN Corporation delivered a non-binding letter of interest to acquire FiberNet for $12.50 per share on June 10, 2009. RCN Corporation confirmed its interest in acquiring FiberNet for $12.50 per share by letter dated June 16, 2009 and delivered an initial draft of a merger agreement (the “RCN Merger Agreement”) marked to reflect changes to the merger agreement between FiberNet and Zayo Group.

The Preliminary Proxy Statement has been revised to indicate that, on June 16, 2009, upon expiration of the Go-Shop Period, the Board reaffirmed its recommendation in favor of the pending merger with Zayo Group because, notwithstanding the RCN Corporation proposal, Zayo Group and FiberNet had entered into a definitive agreement pursuant to which FiberNet’s stockholders would receive $11.45 per share in cash, and the Board determined that this offer was in the best interest of FiberNet’s stockholders. As of June 16, 2009, no other entity had submitted a binding proposal that the Board deemed to be more beneficial to FiberNet’s stockholders. Although the Board determined that RCN Corporation’s proposal was reasonably likely to lead to a Superior Proposal and that RCN Corporation was an Excluded Party under the merger agreement between FiberNet and Zayo Group, the proposal from RCN Corporation was non-binding and was subject to additional due diligence. In addition, RCN Corporation had not secured financing for a transaction and had not submitted a binding proposal along with an executed definitive agreement. As a result, the Board did not determine that RCN Corporation’s proposal was a superior proposal at that time and determined to reaffirm its recommendation in favor of the pending merger with Zayo Group.

On June 19, 2009, Willkie Farr & Gallagher LLP, counsel to FiberNet (“Willkie Farr”), delivered a revised draft of the RCN Merger Agreement to Jenner & Block LLP, counsel to RCN Corporation (“Jenner & Block”). On June 22, 2009, Willkie Farr and Jenner & Block held a teleconference to discuss the terms of the RCN Merger Agreement. Key items discussed during this teleconference included RCN Corporation’s financing for the transaction, closing conditions and the payment of potential fees owed to Zayo Group under the terms of the merger agreement between FiberNet and Zayo Group. On July 6, 2009, Jenner & Block delivered to Willkie Farr a further revised draft of the RCN Merger Agreement. Twice that day, Willkie Farr and Jenner & Block held teleconferences, initially to discuss RCN Corporation’s potential sources of financing for the transaction and subsequently to discuss the terms of the RCN Merger Agreement. On July 7, 2009, Jenner & Block delivered to Willkie Farr a further revised draft of the RCN Merger Agreement and thereafter Willkie Farr and Jenner &

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Block held a teleconference to discuss the RCN Merger Agreement. On July 8, 2009, RCN Corporation delivered a letter to FiberNet indicating that it was no longer interested in pursuing a transaction with FiberNet and that its non-binding proposal had been withdrawn. On the morning of July 9, 2009, FiberNet issued a press release disclosing that the RCN Corporation proposal had been withdrawn and that RCN Corporation is no longer an excluded party under the terms of the merger agreement between FiberNet and Zayo Group.

Reasons for the Merger; Recommendation of Our Board of Directors, page 31

10.	Comment: Please revise to more thoroughly explain how the first two factors on page 31 supported the board’s decision to declare the merger agreement advisable. For example, explain how the board’s knowledge of FiberNet’s “business, operations, financial condition, earnings and prospects” were considered in relation to the “certainty of realizing a fair cash value” for the stockholders.

Response: The first two factors in the section marked “Reasons for the Merger; Recommendation of Our Board of Directors” in the Preliminary Proxy Statement have been revised and combined into one factor to state that the Board considered its knowledge of our business, operations, financial condition, earnings and prospects and its knowledge of the current environment in the communications services industry, including the information provided by our management and financial advisors which, the Board concluded, may cause difficulty achieving or maintaining growth as compared to our larger competitors and instead favored the certainty of realizing a fair cash value for our stockholders in the merger.

11.	Comment: In the penultimate paragraph on page 32, you state that “to date such solicitation period has not resulted in any offers that our board of directors or our financial advisors have concluded to be superior proposals to the proposed merger with Zayo Group.” Please revise in light of your disclosure that the board determined on June 16, 2009 that RCN Corporation’s proposal was “reasonably likely to result in a superior proposal.”

Response: FiberNet respectfully submits that no revision is required. On June 16, 2009, the Board determined that the proposal from RCN Corporation was reasonably likely to lead to a superior proposal and that RCN Corporation was therefore an excluded party. At no point did the Board determine that the RCN Corporation proposal, or any other proposal, was in fact a superior proposal. Notwithstanding the foregoing, the Preliminary Proxy Statement has been revised to state as follows: “… such solicitation period did not result in any offers that our board of directors concluded to be a superior proposal. However, on June 16, 2009 our board did determine that the June 16, 2009 non-binding proposal from RCN Corporation was reasonably likely to lead to a superior proposal and therefore that RCN Corporation was an excluded party under the merger agreement between FiberNet and Zayo Group. RCN Corporation withdrew its non-binding proposal on July 8, 2009 and is no longer an excluded party. At no point did our board of directors conclude that the non-binding proposal from RCN Corporation, or any other proposal, was in fact a superior proposal.”

12.	Comment: We note the statement “...to date such solicitation period has not resulted in any offers that our board of directors or our financial advisors have concluded to be superior proposals to the proposed merger with Zayo Group.” However, it does not appear that your financial advisors were asked to consider how the RCN proposal compared to the Zayo Group proposal. Please revise accordingly.

Response: The quoted sentence in the Preliminary Proxy Statement has been revised to read as follows, “such solicitation period did not result in any offers that our board of directors concluded to be a superior proposal.” In addition, the Preliminary Proxy Statement has been revised to state that the Board consulted with

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Needham and Burnham during the Go-Shop Period and in connection with its consideration of the non-binding proposal from RCN Corporation. Given that the proposal from RCN Corporation was non-binding and subject to additional due diligence, the Board did not determine whether it was a superior proposal.

Opinions of Needham & Company, LLC

13.	Comment: Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Needham & Company, LLC in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

Response: In response to the Staff’s comment, the Company has supplementally provided to the Commission, on a confidential basis, copies of (i) the May 21, 2009 presentation by Needham to the Board and (ii) the May 27, 2009 presentation by Needham to the Board. In addition, the Company has supplementally provided to the Commission, on a confidential basis, a copy of the Needham engagement letter. In addition, the Preliminary Proxy Statement has been revised to include the 2009 financial forecast which was prepared by FiberNet’s management in 2008 in connection with FiberNet’s annual budget and never updated. This forecast was utilized by Needham in making its presentations to our board on May 21, 2009 and May 27, 2009. No other financial forecasts were prepared by management and delivered to Needham.

14.	Comment: We note the Selected Company Analysis prepared by Needham & Company, LLC. We further note that Needham & Company relied on forecasts prepared by FiberNet management using a “budget” case and a “downside” case when preparing the Selected Company Analysis. Please revise your description of the Selected Company Analysis to disclose these financial projections. In this regard, we also note that the “budget” case was used by Needham & Company when calculating multiples related to the Selected Transaction Analysis.

Response: The Preliminary Proxy Statement has been revised to include the 2009 financial forecast which was prepared by FiberNet’s management in 2008 in connection with FiberNet’s annual budget. This forecast was utilized by Needham in making its presentations to our board on May 21, 2009 and May 27, 2009. In addition, the Preliminary Proxy Statement has been revised to indicate that projected calendar year multiples for 2009 for us were calculated by Needham using two cases, a “budget” case and a “downside” case. The “budget” case was based on 2009 financial projections prepared by our management in 2008. The “downside” case was based on a 2009 revenue estimate orally provided to Needham by our management based on actual results of operations for the first quarter of 2009. The 2009 “downside” EBITDA estimate was calculated by Needham, based on our management’s guidance, by applying to the “downside” 2009 revenue estimate the same EBITDA margin that was used in the “budget” case.

15.	Comment: Please revise to disclose whether Needham & Company considered, or the Board requested, performance of a discounted cash flow analysis in connection with the fairness opinion.

Response: The Preliminary Proxy Statement has been revised to indicate that the Board did not request, nor did Needham recommend, the performance of a discounted cash flow analysis. Such an analysis was not possible because we had no financial forecasts for periods subsequent to 2009.

* * * *

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In response to the Staff’s request for written confirmation from FiberNet regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf of FiberNet that:

•	FiberNet is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	FiberNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ MICHAEL S. HUBNER
Michael S. Hubner Senior Vice President & General Counsel

cc:	Ken desGarennes, Zayo Group, LLC Steven A. Seidman, Willkie Farr & Gallagher LLP J. Alan Bannister, Gibson, Dunn & Crutcher LLP